ADC Merger Webcast	May 31, 2006	Page 1
Filed by ADC Telecommunications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Andrew Corporation
Commission File No. 001-14617
The following contains the transcript of a town hall held for employees of ADC Telecommunications, Inc. on May 31, 2006, hosted by Robert E. Switz, President and CEO of ADC Telecommunications, Inc.
Merger Webcast 5/31/06
Bob Switz; Greetings! Greeting ADC colleagues. It gives me great pleasure and more than just a little bit of excitement this morning to share with you the announcement that we made this morning – the combination of ADC and Andrew to form what I believe will be the world’s premiere, leading independent company providing infrastructure solutions to both the wireline and wireless markets.
So for folks that have been around ADC for a period of time just a little step back in history to put all this in perspective. In 2000 we had peak revenues of around 3.3 billion. And then of course we went into the industry downturn a little more than, a little less than 3 years ago after all of our descaling, of all of our cutbacks to get the company back to health. We had business from continuing operation of about 550 million. And about 2 years later, assuming the close of this transaction, we’ll have revenues well in excess of 3 billion and very close to, if not more, than what we had at our peak. So what I would say to all of those on the legacy team, the new team, the entire ADC team across the globe, this is what you’ve been working so hard for, for the past couple of years. We wouldn’t be where we are today if it was not for the hard work, the dedication, the risk-taking by our management team and the efforts put in by employees all around the world. So if, if I’ve asked you to stand up all around the world in applause for making a quarter, let’s stand and have an applause for getting well past 3 billion dollars. (Applause)
For those of you that are sitting there saying, “Oh, my God, the hard work is coming.” (Laughter) I told you it would. I said the big one is coming and the big one is here. And I couldn’t think of a better company to partner with as the next building block in transforming ADC to a leading company and the next generation of telecom equipment suppliers. So assuming everything goes according to plan – and we still have some obstacles to get through in terms of regulatory, shareholder vote, etc. – we’ll be well on to, well underway to transforming the company and having leadership positions across both parts of the market. So let me, let me move on with the presentation ‘cause I want to make sure we have adequate time for, for Q&A. And you know I’ll spend more or less time on some of these slides than others but it’ll give you a little bit of a flavor of what we’re entering into.
I gave you that and so just to comment again we need to get past regulatory approvals in the US and other countries. We need to have a shareholder vote. So there is still a technical side of the process that we must go through going forward.
This is some of the, the thinking behind the, the great possibilities of the transaction. We certainly become a world leader in network infrastructure covering both wireline and wireless solutions. We are buying. We are buying, acquiring, partnering with the world’s leader in wireless infrastructure. So we haven’t gone out and partnered with a small company. We haven’t partnered with somebody that’s number 5 or 10 in the market. Andrew Corporation is, is the leader in, in most of the categories. So and again when we look at our objectives that you’ve heard so often about being number 1 and number 2 in our served markets this very consistent with that strategy. We have chosen to pursue a leader and partner with that leader.

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I think it gives us a tremendous opportunity to serve our collective customer base. We have some overlapping customers. We have some different customers. We sell wireline connectivity products into some of the customers that they sell wireless solutions into. So I think we have a unique ability, a unique ability to get more from that customer base over time. And if you think about where the market is going – and I believe strongly that in a few years this is what the world will look like – it will really emulate some of what you’re seeing in the US. You know AT&T acquiring Bell South, Cingular, one of the largest wireless carriers is part of Bell South. So under AT&T’s roof you’ll have a comprehensive wireline and wireless company. It, it’s clear that Verizon will buy the stake in Verizon Wireless that they do not own and that they too will be a wireline and wireless carrier. I suspect we’ll see other consolidations in the US like that. It would not surprise me to see a cable company and a wireless company partner. So as I look at the US market, I don’t think of them anymore as wireline customers, wireless customers, or carriers to use another name. I think they’re just going to be carriers, okay. So the technology, the customer base is, is converging as we speak. I think we’ll see similar things in Europe. Already Vodophone has indicated that they are and will be buying some fixed lines to support their wireless business so they can be both a wireless and wireline carrier in, in the geographies, some of the geographies that they’re serving.
So when I look at what we’re doing, I think we’re leading this change. We’ll be one of the only – probably the only – equipment vendor today that has the ability to serve that converged customer base with products specifically geared towards, towards assisting both of those types of customers. So I think that’s a very powerful, strategic, long-term advantage that we have. Now can somebody go out and do something similar? Yes, but today we’ve been the first mover in that.
Certainly there are huge synergies that come out of the transaction. Some obviously are cost. We both have enormous supply chain initiatives underway that we can now combine. There certainly will be some redundancy in some of the support functions. We’ll have facilities’ opportunities. We’ll have the ability to share to some degree or at least combine and better utilize some of the manufacturing facilities. We get access, further access into India and China, which are big markets for us. Where we have little presence Andrew has a lot more. Together we’ll have even more. So I see a significant opportunity to increase our business over time in those markets. They also have something going on in Brazil. We’re not there. Brazil and other Latin American markets are have been overshadowed by China and India but there’s great promise expected out of those markets. And I think that will enable us over time to participate in that growth as well. So no matter where you look in the combined companies there’s a tremendous amount of synergies that can be gained, which ultimately drive the value in the combination of, of the companies. And certainly we’re getting a very skilled workforce. Andrew has a very capable set of employees as do we, very capable management and, and certainly we’ll be sharing our management with some of those business unit leaders. So again we’re getting capable people that know their space and have been working very hard, as we have, in a difficult situation to make progress in their business.
That’s just an overview. Quite frankly my last phone call was 2 in the morning and I’m a little blind. So I can’t read; I can’t read all the, all the fine print on this but you can. It’s just a snapshot of Andrew talking about their employees, some 11,000 to our 9,000 or so. We’ll have again over 20,000 employees. The balance of business across the geographies is somewhat similar to what we have today after the combination. So the percentages are, are similar. About the same in operating income although theirs is off a higher base of revenue so read that at least today as, as we’re a little more profitable off the business that we, that we generate. You can see all the locations, primary locations. The interesting thing – I like the overlap in a lot of places. They’re strong in, in China. We’re trying to build a base of business there so we overlap. They have places in India. So do we so we get a greater concentration in India. Mary Quay, on our behalf, is in Czechoslovakia christening the opening of our Bruno facility. Well, they happen to be in Bruneau also. So that’s a real nice fit from that standpoint. So just an awful lot of positive things in terms of geographic location.

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And again this is a quick snapshot of their businesses, as they exist today. And they have an antenna and cable business that they run as a, as a business. They have the base station group, something they call network solutions, which is a combination of some hardware products and some software applications to support them Wireless innovations, think of that as something similar to our wireless group. That’s where they’re equivalent although a different architected product. Their Digivance product exists so something similar but bigger than our, our wireless business. And then their satellite communications business, a large earth station, satellites and other types of point-to-point satellite products. So those businesses will be aggregated in the new organization, those 5 businesses will collapse to 2 larger business units post, post close of the merger.
This just highlights the strengths of our positions in our served markets. So you can see Andrew to the right in yellow, ADC in red, and then combined company on the left. That’s a really, really nice profile, okay. Other than a couple of the circles, we really have strong leadership positions in all of those segments. So again if you flash back 2 years, 3 years, all the town hall web casts, information that you’ve received, we’ve said we want to be a focused company. We want to be number 1 or number 2. We also said we wanted to build scale. We wanted to be global. So this is a very large transaction but it really does achieve and, and it’s very complementary and consistent with all of the objectives that you’ve heard from me and other members of the management team in the past.
These are merger facts, you know technical things but just so you can, you know, have a snapshot. You know we’re exchanging shares of common stock. They will receive; Andrew shareholders will receive .57 ADC shares for each one of theirs. When it’s all over, their shareholders will own about 44% of the new company. ADC shareholders will own 56% of the new company. The name of the new company will be ADC Andrew and we will go to business and, and approach our, our identity from that standpoint.
Global headquarters will be in Minneapolis. I’m sure most of you are glad to hear that. I know I am. Business groups will be where they are close to their markets in their current locations. There’s absolutely no need to disrupt business units at all. Company leadership, our chairman will continue as chairman. I will continue as CEO so too bad. (Laughter and applause) Thank you. Makes me feel good. We’ll have executive management from both companies as I’ve indicated in the past and I’ve talked about a few of those. The one thing I’ll say as we go through the process, I have come to discover that Andrew is a highly respectful company much as is ADC. It’s ingrained in their culture. It’s also prevalent among their senior management team in how they deal with each other, much as it is on the ADC team. So as we go through this process any interface, interaction we have, you know, we have to treat everybody we meet as a new member of the team and with the utmost of respect.
Our board of directors, we’ll have 8 of our existing directors, you know, representing shareholders. They will have 4 of their directors as part of the new entity. And this is quite typical when you do a combination of the scale of public companies. There is an ongoing, ongoing duty of oversight among their directors to look out for the best interests of the combined company. So more on that when we, when we announce that makeup. So we’re, we’re pleased. We still retain a significant number of our tenured directors so we’re comfortable that the consistency we’ve had in strategy and managing the company will go on. And we do know the directors coming over were highly energized and supported by the vision in, in the combination.

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I think I said this before in terms of merger expectations, you know we’re really combining leading positions in, in wireline connectivity solutions with wireless solutions to create a unique global leader. We are going to create a company of larger scale. The proper execution against this opportunity should have a dramatic im, impact on earnings over time. We have a lot of assets to work with. There are a lot of synergies to be, to be had. So like the last 3 years and like what I believe is business in general if you want to succeed the game is really about execution. So we can’t take our eye off the ball now as we continue to run our own business through the closing of this transaction. Neither can Andrew. And once we get together in the process preceding that as we work on planning and synergies, we have to be steely focused and, and highly efficient in the execution of this opportunity. If we do that we’re going to create very significant shareholder value and employee value along the way.
I talked a bit about the growth opportunities. There are many. I can see a lot of opportunities for cross selling. We have not included these synergies in the, the numbers that came out with the press release because they’re hard to quantify, can be a little fuzzy, but we know they’re there, okay. And we expect to achieve them so some of it’s what I mentioned: South American, Asia, China, picking up more business in our services business by having a bigger portfolio to pull through. When carriers combine and begin operating as a single carrier, wireline and wireless, I think there’ll be an ample opportunity for a company that meets that convergence platform to be able to leverage itself in that environment. So I think there’s tremendous opportunity to grow our business together. Customers clearly will benefit. I’ve talked about the synergies multiple times. And I think clearly employees are going to benefit. One of the challenges we’ve had as a company is, is providing career paths, okay. It’s very hard to provide a career path when you’ve gone through a downturn. It’s sometimes hard to provide the systematic planning around careers when you’re recovering and you’re in a very intense growth mode and operating lean. Even though we’ll continue to operate lean ‘cause that’s the way of the world, a lot more opportunities present themselves in a 3 and a half billion-dollar company. And the ability to invest in some of the people development and the career planning activities that I’m sure everybody, you know, has a keen interest in.
I’m not going to spend a lot of time on this slide. You can glance at it. I think, you know, pretty much in a lot of my comments I’ve covered a lot of this but clearly this articulates them in detail.
The organizational structure, I commented on that a little bit too but I think everybody saw the announcement that came out. You know I think it was very important we entered this with a firm commitment on the day of announcement to have a Bob Switz, a CEO, direct report, organization identified in terms of structure and hopefully identified in terms of the people that need to fill those spots, to eliminate confusion, lack of clarity, etc, so people understand who’s leading the various functions and we can begin the process of integration and synergy development with clear paths of leadership. I believe we’ve accomplished that mission. Everybody on my management team played a role in that; was very supportive of the decisions that were made. The same is true of the, of the team on the Andrew side. The other thing about this is it hardly matters in a sense if you look at all of the ADC team and of course even to some degree on the Andrews’ side, but clearly the ADC team; everybody’s job just got bigger, okay. We’ve gone from 1.4 to 3X billion. Every region, every region I believe more than doubles its revenue size. So whatever region you’re in, you’re job just got a lot bigger. In terms of all of us that support that in corporate staff and so forth, you’re job just got bigger. At the business unit level in almost every case jobs got bigger both on the ADC and the Andrew side. So I see this as a huge positive and an opportunity for my executives and their executives to grow and develop in their jobs and have an opportunity to really show their mettle in the process of putting this transaction on a good track. And to me that’s very exciting and I know it’s very exciting to the, the ADC team members as well.

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We have identified an integration officer for the project as you can see. Laura is, is going to be the integration officer. You wouldn’t believe how she volunteered for that. It was – I never saw such excitement around it. But in – to be candid Laura was really enthusiastically approaching this assignment. I think it’s a unique assignment in one’s career. And her background in, in managing large-scale projects and programs, and people movements, and all those things, plus her, her knowledge of the procedures, and policies, and business processes, I think make a, make her an ideal candidate. And so we’re going to make sure assistance. There’ll be integrations teams formed much as what you saw with Krone, maybe on a larger scale to deal with the, the size and scope. We will use consultants as we need them, okay. We will not be using a consultant along the lines that we did in the past. We’ve learned from the process. We know some of the things we need to do. And some of those things actually got done with the announcement on org that came out today. So we’ll use them sparingly. We may want customers around – or consultants around branding. We have retained PRTM, who is helping us with supply chain. I, I guess more than likely we’ll continue to utilize them in terms of assisting us with both ours and what we started with Andrew, so we’ll have capability there. And PRTM is also noted for its merger integration consulting capability as well. So should we need some assistance there and if their price is right – hope you’re listening guys – we will, we will consider utilizing their assistance. So we want this to be done right and so we’ll take every step and extend every measure to make sure that we do do it right.
In terms of go to market we have a balance. We have 4 business, global business units that have been created. They will have responsibility for day-to-day manufacturing. That’s a little different for ADC, not for Andrew. We had our centralized. But given the scope, scale, size of the business units and I think the important need for the business unit to be able to manage, you know, the full range of, of customer requirements, manufacturing is appropriate to have back in our business. So our connectivity business, Pat O’Brien will pick up responsibility for all the manufacturing for his part of the business. Strategic manufacturing will be part of global supply chain so we want day to day stuff being done by the business unit, satisfy the customer’s needs on a daily basis, price, quality, delivery times, etc. Where we manufacture in the world, the total revamping of our supply chain and strategic manufacturing, where we manufacture, do we manufacture versus outsource, what countries, etc, all of those strategic mapping responsibilities will be part of global supply chain. And we expect to pull in all of the global sourcing procurement logistics etc. so on a cost of sales number that is 70% of about $3.3 billion, which is really a lot of money, we have clear focus in the ability to, to maximize the savings we get out of our procurement, logistics, and all of the other aspects of procured services or materials. So that’s a new box for us. It is something that we all believe we needed at ADC and this has given us the opportunity to do that. The corporate functions as you’ve seen stay pretty much the same so there’s not been a lot of change there. And the only other, I think, significant change is that our regions will now roll up under one global market leadership function. So as we look at going forward, you know, we always said there would be a time and a place where the regions really should become very strong, go to market focused. And we believed that some catalyst would present the right opportunity to make that change and so clearly this is that, that, that catalyst. And so I think we’ve got the right balance between very strong, global, go to market, regional representation with strong business units to keep the right balance in our business from a customer perspective. So that leadership team has, has, has been assigned. Everybody is excited about their new roles. And in a company of 3.5 billion, you don’t manage it the same as you manage a company of 1.4 billion, okay. So everybody’s job has gotten larger. I’ve tried to keep my direct reports to a manageable number of around 12 where it was before. I don’t think I can manage much more than that so I think that’s appropriate. But keep in mind below my direct report there is a very senior team of executives that’s going to be highly responsible for driving the success of the business. And their jobs have gotten bigger, not smaller. It is my clear intent as we go forward to try and find the mechanism to gain visibility into the top 100 or so people in the combined company. I’m not sure I can touch more than that but that’s very important in my job so that I can have a window into the talent pool that’s being recommended for career advancement. Where is the next leadership of the company coming from? So that I can appropriately think about broad based succession planning throughout the company. So those are, those are some quick comments on, on the structure and you know, here’s a, here’s a diagram but I think you could; you could get the picture.

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Interacting with Andrew, you can read this. I’m not going to read it to you ‘cause I’ve mentioned my vision is a little fuzzy so this is way too hard for me to read. But you can read it. You’ll see it published in, in other forms. I think it’s, you know. Very imperative that we follow the rules. There are rules that govern what we can do and what we can’t do until we close this transaction. Some of us are very familiar with this; some of you may not be. So I would encourage you to get refreshed. If you have any questions whatsoever, make sure you contact the appropriate individual to get clarification of, of, of your thoughts.
I’ll step closer so that I can read this. This is where to look, who to talk to with questions, and again I think it’s very clear. We’ve given you multiple opportunities to have paths of escalation and paths for clarification of questions or issues you may have on your mind.
Financial highlights; I’ll briefly go over those. You saw those in the press release. We had a good quarter. Very clearly up 30% from Q1, a great performance, you know, a year over year sales growth, you know primarily coming by, coming in fiber connectivity solutions. Global cop, copper connectivity solutions as well being offset by poor performance in wireless, which we talked about and expected. We do hope and expect that wireless will pick up in the, the second half of this year. US sales growth a strong 24% in, in the quarter, you know, strong earnings per share. You know all of this, all of this again on the heels of some unexpected things that occurred in our quarter that we had to contend with. So in spite of that we still turned in a very high and very good performance on revenue growth. And we turned in a very good earnings performance. It’s not a mystery to you all that we’ve been struggling with product mix issues, okay, that’s been affecting our gross margins. We recovered quite a bit in this quarter with gross margins move up in the 33% range. So mix played a role in that as well as other factors but all in all, you know, we had a quarter that we can be proud of. I think all of those that are working on the cash side of the business; we had a phenomenal performance in cash, okay. We had great, great performance, very positive quarter in terms of generating cash flow from operations. So a strong quarter, simple message is we need to continue and deliver, more important now than ever that we stay on track for the balance of the year.
Timeline, this is May 31st so we’ve announced the process is, is begun. In the June 1st time frame, you know, we, we do expect to begin the process of really defining and building the various integration teams. June through close, you know, we’re going to be focused on, you know, what are the post close actions that we need to do. We’re certainly going to be laying out goals and objectives for synergies and assigning those out to the various teams, functions, parts of the business that need to deliver. And of course we will be communicating as frequently as we can to keep everybody informed on what we’re doing. So whatever form that takes, written or otherwise, you know we’ll try to be very communicative through this process. June through day of close, prepare for Day One, you know, until then we’re separate companies. So I, I can’t manage the Andrew business; they can’t manage mine. We have to stick to our own knitting. The period from today through close is all about planning. So we can plan to our heart’s delight but we can’t run each other business. So we’ll be working very hard at planning. And then as I’ve said before, between now and then let’s stay focused on our business, okay. It’s, it’s the focus. It’s the hard work. It’s everything that we’ve done to get us to the point where we can have this announcement today. Now we just need to continue that so we can assure its completion and that we enter the post close period with a highly effective, highly organized, highly execution oriented ADC Andrew.

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So I don’t know how you feel but for all of those that have been part of ADC for the past 3 years or some portion of the, of the past 3 years, whether you realize it or not you’re experiencing something that most people don’t get to experience in their business lifetime. And for those longer-term employees even more so, okay. You know we all sat at the gates of hell, took a look in, didn’t like it, and ran the other way, okay. And, and fortunately we ran long and hard and we’ve climbed out of that. We have completely, completely with this transaction transformed the company. Not that we won’t do other things but we have completely transformed the company into what I believe will be an industry leader, okay. So that’s what you’ve done. I think it’s been an absolutely exhilarating period of time, certainly filled with ahrd work. But I could not imagine a bigger reward than we’re all getting with the opportunity to move forward on the scale that we’ll be moving forward. So you know, as I said, let’s stay focused. Let’s be energized. I’m assuming you are; I’ve never seen such a big crowd in this auditorium. That’s a good sign. So you know, let’s not get distracted. Stay focused. And most of all, let’s continue to live the ADC Way. Thanks. Now we’ll do questions.
Laura: When you said you didn’t know how we were feeling, I will say I am excited for the new role. So I am feeling excited and a little sleep deprived. And probably doubly visually challenged because I forgot my reading glasses. So we will see how this goes. We do have a lot of questions that have come in so this is going to be good. We’re going to start with one. It was the one my mother asked when I called her on the way to work this morning to explain why I had been so busy because she was concerned because I wasn’t getting enough sleep. She could tell. Mothers are that way. But she said, well what is the difference between a merger and an acquisition? And that’s what’s Laurie Wilson from North Carolina asks us.
Bob: Well, you know I’ll try not to be too technical but you could, they can be one and the same, okay. But when a company pays a, what I would call a respectable premium, a significant premium over the share price of the company they’re acquiring that is generally considered an acquisition, okay. Even though you’re merging the, the two companies, the premium is what you pay for control of the company, okay. You’ll note that we have 8 directors; they have 4. A, a merger, a pure merger would probably have equal board representation. There would be a bigger sharing of top management than what you’re seeing in this company. So Gus Blanchard might not be chairman. Some one of their individuals might be chairman. I might not be CEO; somebody else might. There might be a COO. You’d see a different balance potentially in other aspects of, of the executive team. So technically you go through the same process, you put them together the same way; all the legal stuff is quite similar. But when you are paying a control premium that normally constitutes acquisition as opposed to merger. And you’ve heard the famous term ‘merger of equals’ of which there never is one, one way or the other. But, you know, this is clearly a situation where ADC is, is paying a premium.
Laura: A question coming in and those that are watching the stock price this morning probably have asked this question, please inform the reasons why our stock price is down $4.38 since we just announced an excellent quarter and this merger.
Bob: You know I think generically – I have to be careful what I say about stock price – but generically on a large transaction like this there is normally a negative reaction for a couple of reasons. You have arbitrage people that step in and, and utilize techniques to make money. They have a tendency to drive the, the share price down. And you have investors that just openly worry about the risks of, of large scale acquisitions and step away from their investment for a period of time until they can get more information, understand things better, and then potentially they may or may not decide to come, come back. So if you, if you pay attention in most cases an acquisition of this size and scale, in most cases you will see a negative impact in the short run.
Laura: Do we have the capability to do questions from the audience today, I trust? Do we have some questions in the audience here in Minnesota? Come on guys. Okay, we have one back here.

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Q: Bob, looking at the margins of Andrew as compared with ours, how do you see; what impact do you see on our margins moving forward?
Bob: Good question. Certainly the weighted average, you know, if you averaged the margins together the new co-gross margin initially will come down, okay. Because they’re operating at a lower gross margin than we are. We have recognized as a company that we will be entering markets and the part of the market that we are operating in will be a lower gross margin part of the market than we’ve operated in, in the past. We’re already there with our FTTX products and, and others. That’s why we’ve been working to change our fundamental business model so that we can generate 14% operating income off of lower gross margins. So initially there will be some compression and the gross margin will come down. But having said that we are going to be very aggressive about trying to rebuild and reclaim some of that combined gross margin. There are many, many things that we can attack to do that. The combined supply chain initiative is one. Facilities into low cost areas of the world is, is another. There are pricing opportunities that haven’t been taken advantage of. There is product-pruning opportunities that haven’t been taken advantage of. So I fully expect that whatever margin we consolidate on day one, post close, assuming some degree of reasonableness in the markets, we have a wide variety of mechanisms to improve upon those gross margins. But I think it is fair to say with the current mix, the goal that you saw in the past, the 38 to 41, needs to be revised in light of this. But it will be a very respectable goal, one that I think we can achieve and certainly be conducive to driving the same amount of operating income that we would have driven in our stand-alone model.
Laura: Are there more questions here in Minneapolis?
Q: (Unintelligible)
Bob: You know I don’t know that I can answer that today. I think it’s, it’s something we’re looking at. We’re certainly exploring whether it might be appropriate to move that around. We do have an awkward reporting cycle. And you know we’ve, we’ve looked at that a number of times over the years since I’ve been here and have kept it the same. So I can’t say that we will or we won’t. You know we do have some folks that are looking at that to see whether or not that makes sense.
Laura: We’ve got a couple of questions from employees in ADC India so they’ve got a lot of interest in this merger there. Let me just throw out a couple of them here and I’ve got very into this on a couple times. What are the plans for integrating the companies two IT network email systems and what are the timelines, and key, key milestones?
Bob: Well! On day one! Let me tell you I don’t know. But certainly, certainly we will do that as fast as possible. That will be part of the work that the integration teams will be looking at. There are a lot of details like that that still have to be discovered, identified, mile-stoned, assigned responsibility for. You know it is a, it, it does lead me to make a comment. We are going to be very aggressive, very aggressive, as aggressive as we can be in driving integration and consolidation. So I can’t tell you exact time frames on that but we will proceed. We’ll err on the faster as opposed to the slower side.
Q: Bob, when we acquired...
Laura: Let’s get the microphone so everyone can hear the question.
Q: Bob, when we acquire Krone they had a very different distribution model than ADC. How is Andrews compared to ADC in terms of its distribution model or maybe you don’t know?

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Bob: Yeah, I mean I, partially I do. I mean there’s some similarities but, you know, they do have some in certain parts of the world, in certain part of their business I’m, you know, I’m, I’m suspecting there are a few oddities, okay, in terms of distribution. But in general, you know, they have a large OEM business, which we don’t so that’s clearly a different channel and set of customers than, than we have. They do sell direct to carrier as well. To my knowledge they don’t have anything that resembles the enterprise side of the business as we had it in Krone. So I don’t think that is going to be the, the same challenge that we had with Krone.
Laura: We have got Mark Zeller or Zeeler — if I pronounced that wrong I apologize – in Shakopee sends a question in. How many manufacturing facilities does Andrews currently operate or do they outsource the majority of their manufacturing?
Bob: I can’t tell you off the top of my head how many facilities. I’ve just forgotten the number. But there’s quite a few facilities that they have. So they do manufacture their own product. They also subcontract some product. But they largely, largely manufacture a lot of their product today in, in quite a number of locations around the world. You know if I threw out a number or 7 or 8 that might seem about right.
Laura: Well, let’s see in my new job I think one of the, the jobs is to make sure all the elephants around the table or whatever that expression is. So here Jerry Claxton out of Shakopee is going to help me with that. Is the wireless division in Minnesota closing when Andrew is fully incorporated? If not with Digivance going to Andrew what is your plan for moving forward with Minnesota’s wireless division?
Bob: You know I think at this point to say it’s going to close would be premature. Certainly the functionality and the capability that we have will be integrated into that business unit. It makes no sense to have a stand-alone capability. Part of the benefit is you gain from the greater scale and, and recognition in the wireless market that Andrew brings. So having said that I can’t say today that we’re shutting it down. I can say with certainty that the capability will be integrated into, into Andrew – their, their, the division of Andrew that will be responsible for this business.
Laura: Here’s another one of those kinds of questions also coming out of Shakopee from Joe Thompson or Thomas. Will this merger expedite closing of most of the manufacturing in Shakopee due to the duplication of various products?
Bob: To my knowledge there is no duplication with Shakopee. So I don’t see – in fact I see minimal, minimal impact if any on global connectivity systems relative to this combination.
Laura: Jim, from Shakopee says what is the TASC or task initiative?
Bob: That’s similar to our North 40. It’s called Transforming eh, Transforming Andrew’s Supply Chain.
Laura: More questions from headquarters here? Do we want to take a live one? Here’s a live question. Let’s get the mike so we can hear it.
Q: I was just curious how this will affect the Rose Project? Are they also going through similar? I’m assuming they are but are they further or the same way that we are with the Rose Project?
Bob: Was this, were you referring to the TASC project?

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Laura: Rose.
Q: Rose.
Bob: Ah, Rose, okay. To the best of my knowledge, to the best of my knowledge and anybody on the team here can comment on that I would say at this point they’re at least as far progressed as, as we are on that. And beyond that I can’t give you a lot more detail. And, and Mike, do you have any recollection?
Mike: (Unintelligible)
Bob: Yeah, yeah, okay.
Laura: Another live question here? We’ve got one from the audience. Well we do have more coming in so here’s one from Mr. Anonymous and I’d stay anonymous too if this were my question. (Laughter) Are there any more acquisitions in the near future?
Bob: We – I haven’t satisfied; I haven’t satisfied your appetite with this one. The answer is hopefully some day, yes.
Laura: Not tomorrow?
Bob: When appropriate, not tomorrow. We are, we are not on the acquisition xxx but you know certainly acquisitions will continue to play a role in our future. Right now this is task one and we want to get this wrestled to the ground and off and running and then we’ll look at other opportunities. Quite frankly when we demonstrate and when we earn the right to go out and ask to do another because we’ve got this one well managed.
Laura: Okay. Mike Kirsch had sent in a question before our Town Hall. Why a 30% premium?
Bob: One should not get confused with the premium. You know when we looked at – I should say – when we first put a term sheet in front of Andrew, the premium was not 30%; it was something lower than 30% but it was based on our belief that at that point in time both of our companies were valued appropriately, okay. So the premium was one measure. Also we looked at it in terms of an exchange ratio that got us to the .57. That translated into premium or you could work it backwards but it hardly matters. If you look at other indicators multiples of their earnings before interest and taxes, if you looked at a multiple of revenue, which was just slightly more than one, it was a very fair valuation for the company at the time. So we also looked at it in terms of what are the values, what are the benefits to get out of it? What’s the – at that range – what’s the return, what we think is the return on investment to ADC if we execute according to plan? So we went through a number of, of metrics to kind of arrive at – forgetting about premium – just what’s fair value and what are we going to get out of the transaction? So it happened; it happened to correlate to the 25% premium. We also had in our minds the clear objective of making the premium substantial enough so that ADC had control. Lower the premium you start becoming more of a merger of equals and that’s a much more difficult transaction in my opinion to execute. So we felt on the day that we made our offer both parties were being treated fairly. I can say that throughout the process nobody went back on their word because the price was struck right on day one. We also recognized because of the exchange ratio that we’ve struck that on any given day the premium would fluctuate up and down because both of us have highly volatile stocks. So to put that in perspectives between when we gave them a term sheet and today, I think the premium has vacillated between 8 to 9% and 41% and settled on 30% on the day of close. So sometimes a meaningful measure; in this case I don’t think it’s really a meaningful measure.

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Laura: So your presentation and the press release talked about cost synergies. Does that mean we’d have layoffs here at ADC?
Bob: I would, I would never say we would not have a layoff but quite frankly, you know, I’m not anticipating anything of significance if anything.
Laura: Question from Jurima Yosi in Finance. Congratulations, Mr. Switz on the merger. For James Brock, Professor of Economics at Miami University of Oxford – I waited to give us the academic ones until we warmed up – believes layoffs will be a significant point to the fact that the economies of scale drive many mergers and payroll is often a corporate, a corporation’s greatest cost center. Without big payroll savings, many mergers will be hard to justify to the stockholders. Could you please explain how true this statement is in the context of the new company ADC Andrew payroll?
Bob: Well, I think it’s very clear that we will have payroll reductions around the globe as we begin the process of integrating and identify redundant, redundant functions in the company. So certainly there will be layoffs and that is a part of the synergies. And then there are other synergies that he’s ignoring that will be quite substantial that come from supply chain initiatives and all the other initiatives that I’ve mentioned during the course of this presentation. Labor savings on a global basis is only one component and it will be a component of, of this transaction. But there are other very quantifiable synergies as well that are non-labor related that will support the economic value of the transaction. And I will say the numbers that you saw in the press release, those numbers generate a very acceptable return to shareholders if we achieve our goals and it’s only a portion of the total synergies we think we’ll achieve.
Laura: Brian Wood sends in a question. Does AD, does Andrew – excuse me – have a traditional EF&I service division?
Bob: No, they have a service in all five of their business units. So unlike ADC where we pulled our service capability out and built a business around it, theirs is embedded in each of their business units. And that reflects back on a comment I made during the presentation where we will be extracting very carefully to insure that we don’t disrupt any of the customer service models that they have; very carefully extracting that out and moving it over into our stand-alone service business. It is something that they also had considered doing for some time. For whatever reason didn’t choose to do it, but also agree with us that it makes eminent sense. So not, they don’t have it today but it will be extracted out and we’ll make it part of our, our service platform.
Laura: Question from Dave Rath. Could the exchange ratio change based on a drop in ADC share price?
Bob: You know I think by definition mathematically it probably does but you know we’re not expecting at this point any renegotiation of the deal. You know we have a; we have a contract and so, you know, we’ve struck the appropriate exchange ratio at the time of transaction and we would expect that to stand.
Laura: We probably have time for one more question from the audience if there’s a live one that hasn’t gotten asked. We’ve got one right back here.

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Q: Regarding the branding for ADC Krone in other regions, will this merger affect that at all as far as how we leverage the Krone brand in, in other regions?
Bob: You know it’s hard to answer that question today. I, I think we’re going to proceed very carefully with, with branding going forward. You know Steve Grady is going to, you know, have a lot of challenges and a lot of things to think about around branding. You know we don’t want to do anything that disrupts our customer recognitions, ours or theirs, or the ADC Krone. You know we don’t need confusion in the marketplace. So we will, we will proceed very, very carefully with whatever we do on branding. I can’t begin right now to tell you what the answer is but I think there’s probably certain parts of our business that we probably will decide to just leave as is, you know, and figure out over time what do we do. What are we doing going forward to really capitalize and maximize on, on the equity in all the brands that we have?
Laura: Is there one more from the audience here in Minnesota? We haven’t had any from this – oh, okay, one from this side of the room, great!
Q: Why Andrew? I know it was no secret that you were looking at many companies over the past couple of years to acquire. Is it simply because their breadth of products now completes our portfolio or one thing that really jumped out at you?
Bob: Sure, yes. I mean the, the first goal we established was if we were going to do something in wireless we wanted it to be big. We did not want to make an acquisition into a space like that and have to do a series of acquisitions to gain the scale that we need to be successful. So from day one we decided if we did anything, we’d probably go after 1 of 3 industry leaders. To be honest we went after all 3, okay. So it was; it was a matter; it was a matter of exploring all alternatives. All had relative degrees of attractiveness and issues, okay. We liked Andrew the best because it was the market leader. It was the largest. It had the most history, established brand, high quality products, strong reputation in its, in its customer base, the right amount of global assets, and one that we thought had the most promise in terms of a higher degree of synergies in economic benefit. So it always was our number 1 choice. You can’t always get what you want. We did in this case. But no matter what, we decided that one of the three companies we had an interest in; we had to get one of them if we wanted to have an effective platform to execute in the wireless market with. So we got the one we wanted. We’re very pleased with it. But you know as I said earlier, you know, we, we want industry leadership. We want market leadership. We got that.
Laura: So on a scale of 1 to 10, how excited are you?
Bob: 9.999.
Laura: Just can’t get a 10 out of you. (Laughter) Okay, I think we’re at the point where we’d ask for your summary comments. What are the 2 or 3 things you want people to take away today?
Bob: You know very simply, very simply hard work, dedication, execution pays off, okay, this is what it’s all about. We work hard for these types of opportunities. They translate down the road into other opportunities. So whenever you question the hard work that you’re involved in, I hope that you’re convinced now that it really does pay off. And so that’s one message. The second message is simply we’ve got a lot of work to do. We need a lot of excitement and we need a lot of, a lot of dedication going forward, and clearly a lot of focus on delivering the promise of our current business to get through the balance of the year so that we can move into 2007 as a combined company ready to hit the ground running, and you know, kind of knocking the ball out of the park. So those are my two big messages. Other than a final thank you all for enabling us to get to this position. Thanks.

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Safe Harbor for Forward Looking Statements
This press release contains statements regarding the proposed transaction between ADC and Andrew, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the proposed transaction and other statements about the future expectations, beliefs, goals, plans or prospects of the management of each of ADC and Andrew. These statements are based on current expectations, estimates, forecasts and projections and management assumptions about the future performance of each of ADC and Andrew and the combined company, as well as the businesses and markets in which they do and are expected to operate. These statements constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Words such as “expects,” “believes,” “estimates,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “seeks,” and variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical fact. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Factors that may cause actual outcomes to differ from what is expressed or forecasted in these forward-looking statements, include, among other things: the ability to consummate the proposed transaction; difficulties and delays in obtaining regulatory approvals for the proposed transaction; difficulties and delays in achieving synergies and cost savings; potential difficulties in meeting conditions set forth in the definitive merger agreement; fluctuations in the telecommunications market; the pricing, cost and other risks inherent in long-term sales agreements; exposure to the credit risk of customers; reliance on contract manufacturers and other vendors to provide goods and services needed to operate the businesses of ADC and Andrew; fluctuations in commodity prices; the social, political and economic risks of the respective global operations of ADC and Andrew; the costs and risks associated with pension and postretirement benefit obligations; the complexity of products sold; changes to existing regulations or technical standards; existing and future litigation; difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others; and compliance with environmental, health and safety laws. For a more complete list and description of such risks and uncertainties, refer to ADC’s Form 10-K for the year ended October 31, 2005 and Andrew’s Form 10-K for the year ended September 30, 2005 as well as other filings made by ADC and Andrew with the United States Securities and Exchange Commission (the SEC). Except as required under the US federal securities laws and the rules and regulations of the SEC, ADC and Andrew disclaim any intention or obligation to update any forward-looking statements after the distribution of this press release, whether as a result of new information, future events, developments, changes in assumptions or otherwise.

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Additional Information and Where to Find It
In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF ADC AND STOCKHOLDERS OF ANDREW ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/ PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of ADC and stockholders of Andrew. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov. Investors and security holders may also obtain the documents free of charge from Investor Relations at ADC by writing Investor Relations, ADC Telecommunications, Inc., P.O. Box 1101, Minneapolis, Minnesota 55440-1101; or calling 952-917-0991; or at www.adc.com/investorrelations/financialinformation/secfilings/. Investors and security holders may also obtain the documents free of charge from Investor Relations at Andrew by writing Investor Relations, Andrew Corporation, Westchester, Illinois 60154; or calling 800-232-6767; or at www.andrew.com/investors/sec
Participants in Solicitation
ADC, Andrew and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the merger. Information concerning ADC’s participants is set forth in the proxy statement dated, January 24, 2006, for ADC’s 2006 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning Andrew’s participants is set forth in the proxy statement, dated December 30, 2005, for Andrew’s 2006 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of ADC and Andrew in the solicitation of proxies in respect of the merger will be included in the registration statement and joint proxy statement/prospectus to be filed with the SEC.